Exhibit 99.1

FOCUS

Stantec

STANTEC INC.

2012 SECOND QUARTER REPORT

Three and Six Months Ended June 30, 2012, and 2011

STN·TSX·NYSE

One Team. Integrated Solutions.

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec is One Team providing Integrated Solutions.

i	REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis		Unaudited Interim Condensed Consolidated Financial Statements
M–1	Core Business and Strategy	F–1	Consolidated Statements of Financial Position
M–1	Results	F–2	Consolidated Statements of Income
M–17	Summary of Quarterly Results	F–3	Consolidated Statements of Comprehensive Income
M–18	Liquidity and Capital Resources	F–4	Consolidated Statements of Shareholders’ Equity
M–21	Other	F–5	Consolidated Statements of Cash Flows
M–23	Outlook	F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements
M–23	Critical Accounting Estimates, Developments, and Measures
		IBC	Shareholder Information
M–24	Controls and Procedures
M–24	Risk Factors
M–24	Subsequent Event
M–25	Caution Regarding Forward-
Looking Statements

Report to Shareholders

Second Quarter 2012

Stantec had a strong second quarter of 2012 where we saw our fourth consecutive quarter of organic growth coupled with good overall results in mixed economic conditions. The following results reflect our commitment to our shareholders

•	Compared to Q2 11, our gross revenue increased 15.5% to C$476.2 million from C$412.3 million.
•	Our EBITDA increased 13.5% to C$56.2 million in Q2 12 from C$49.5 million in Q2 11.
•	Our net income increased 19.8% to C$30.8 million in Q2 12 from C$25.7 million in Q2 11.
•	Our diluted earnings per share increased 19.6% to C$0.67 in Q2 12 from C$0.56 in Q2 11.
•	We declared a quarterly dividend of C$0.15 per share, payable on October 18, 2012 to shareholders of record on September 28, 2012.

Our results for Q2 12 were positively impacted by an increase in revenue due to acquisitions completed in 2011 and 2012, and organic growth spurred by increased activity in the mining, oil and gas, and urban development sectors. Compared to Q2 11, we reported organic growth in all of our practice area units with the exception of Buildings. In addition, our results were positively impacted by a reduction of our administrative and marketing expenses as a percentage of net revenue from 40.4% in Q2 11 to 40.0% in Q2 12. This is the fourth consecutive quarter where we have achieved positive organic growth on a gross and net revenue basis.

We declared our third quarterly dividend of C$0.15 per share, payable on October 18, 2012 to shareholders of record on September 28, 2012. The dividend reflects our ability to continue to grow revenue, complete strategic acquisitions, and generate cash flow from operations while providing enhanced shareholder returns.

In May, we completed the acquisition of architecture and interior design firm PHB Group. Based in St. John’s, Newfoundland, the 35-person PHB Group will be Stantec’s first architectural presence in Atlantic Canada. PHB Group’s architectural services, provided on projects across Canada, will complement our existing buildings engineering, geotechnical engineering, and environmental services presence in the Atlantic region. In May, we also completed the acquisition of transportation consulting firm ABMB Engineers. Based in Baton Rouge, Louisiana, this 130-person firm also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. The addition of ABMB will help grow our transportation practice in the US Southeast while providing a new presence for Stantec in Mississippi.

In our Buildings practice area, we continue to secure projects in our key market sectors even with the continued softening of the market in 2012. For example, we secured the healthcare planning, architectural, interior design, structural engineering, and consulting services for a new hospital in Cumberland County, Pennsylvania. As well, we recently secured a commission at the Cleveland Clinic in Cleveland, Ohio, to perform programming, architectural, and interior design services for a major expansion for the Taussig Cancer Institute, which was rated in the top ten among cancer programs in the United States by US News and World Report.

In our Environment practice area, continued growth in the mining, oil and gas, and power sectors together with our client relationships with the world’s top global energy and resource companies has resulted in new projects. For example, we secured a project in northeast British Columbia at the proposed Suska and Sukunka mines, where we will be providing environmental baseline and impact assessment, permitting, regional monitoring, engineering, and First Nations’ support services. In the water sector, investment continues in existing facilities due to regulatory requirements. In some cases, clients are considering new or combined approaches to leverage their available funding and are looking to Stantec for our expertise. For example, we were awarded work on the mid-western Placer Regional Sewer Project, in Placer County California, which will consolidate wastewater treatment from the Placer Sewer Maintenance District No. 1, the City of Auburn, and the City of Lincoln. Our services include environmental

i

compliance, permitting, planning, pre-design, design, and engineering services during construction for the three municipalities.

In our Industrial practice area we have seen an increase in project activity in the industrial buildings and facilities sector. For example, we will provide integrated engineering and architectural services for infrastructure upgrades to Seaspan’s Vancouver, British Columbia shipyards. We continue to expand our services in our mining practice to include expertise beyond those related to underground mining. For example, we recently secured a major project for the restart of an open-pit mine in the southern United States, where we will be responsible for engineering, procurement, and construction management as the owner’s agent.

In our Transportation practice area our ability to secure projects with long-term clients is due to our strong relationships and the breadth of our portfolio. For example, we secured repeat work with the North Carolina Department of Transportation undertaking project studies for proposed improvements of a 13-mile (21-kilometer) section of NC 150, northeast of Charlotte, North Carolina. This large multi-year project includes the preparation of the environmental assessment, preliminary roadway design, traffic forecasting and analysis, and public involvement. We also continue to win work in the Canadian public-private partnership (P3) market. For example, Stantec is part of the project team selected for the northeast expansion of Anthony Henday Drive, a 27-kilometer (17-mile), six- and eight-lane divided ring road in Edmonton, Alberta.

In our Urban Land practice area growth was due to continued activity in certain geographic areas, particularly in western Canada, and our efforts to diversify into the nonresidential sector. For example, we recently secured the urban planning for the new downtown city center plan for Saskatoon, Saskatchewan. The plan will focus on land uses, implementation, and creating and prioritizing transformational projects for the City of Saskatoon. In the United States, we secured a project for the development of various stormwater best management practices that will reduce combined sewer overflows for the Green Infrastructure Program in Philadelphia, Pennsylvania.

On a consolidated basis, our outlook for 2012 remains a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2011. Further discussion on the outlooks for each of our practice area units for 2012 can be found in the Gross and Net Revenue subheading of the Results section of the Management’s Discussion and Analysis.

We remain focused on the disciplined execution of our strategy, which results in growth and value for our shareholders. Our strong results for the second quarter reflect this commitment, even in the current mixed business environment. We are thankful to our clients for entrusting us with their projects, and to our talented staff who continue to build strategic partnerships with our clients, and we thank you, our shareholders, for your continued confidence in Stantec as we move forward.

Bob Gomes, P.Eng.

President & CEO

August 2, 2012

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 2, 2012

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows, for the quarter ended June 30, 2012, dated August 2, 2012, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended June 30, 2012; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2011 Financial Review; and the Report to Shareholders contained in our 2012 Second Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2012, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2011.

Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America, and in other international locations, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our goal, from 2012 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect to result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q2 12 from those described on pages M-4 to M-13 of our 2011 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q2 12

We achieved strong results for the second quarter of 2012. Compared to Q2 11, our gross revenue increased 15.5% from $412.3 million to $476.2 million, EBITDA increased 13.5% from $49.5 million to $56.2 million, net income increased 19.8% from $25.7 million to $30.8 million, and diluted earnings per share increased 19.6% from $0.56 to $0.67.

Our results were positively impacted by an increase in revenue due to acquisitions completed in 2011 and 2012 and organic growth spurred by increased activity in the mining, oil and gas, and urban land sectors. Compared to Q2 11, we reported organic growth in all of our practice area units with the exception of Buildings as more fully discussed on pages

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

M-5 and M-13. A reduction in gross margin from 55.1% in Q2 11 to 54.3% in Q2 12 was partially offset by an improvement in our administrative and marketing expenses as a percentage of net revenue from 40.4% in Q2 11 to 40.0% in Q2 12.

The following table summarizes key financial data for Q2 12 and Q2 11 and for the first two quarters of 2012 and 2011:

	Quarter ended June 30				Two quarters ended June 30
(In millions of Canadian dollars, except per share amounts and %)	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change

Gross revenue (note 1)	476.2	412.3	63.9	15.5%	915.3	821.0	94.3	11.5%
Net revenue (note 1)	396.6	342.3	54.3	15.9%	767.5	679.1	88.4	13.0%
Net income	30.8	25.7	5.1	19.8%	55.7	49.5	6.2	12.5%
Earnings per share – basic	0.67	0.56	0.11	19.6%	1.22	1.08	0.14	13.0%
Earnings per share – diluted	0.67	0.56	0.11	19.6%	1.22	1.08	0.14	13.0%
EBITDA (note 1)	56.2	49.5	6.7	13.5%	103.7	95.5	8.2	8.6%
Cash flows from (used in) operating activities	24.2	3.1	21.1	n/m	22.2	(10.3)	32.5	n/m
Cash flows used in investing activities	(22.5)	(21.5)	(1.0)	n/m	(61.9)	(63.5)	1.6	n/m
Cash flows from (used in) financing activities	(5.1)	6.4	(11.5)	n/m	8.7	12.1	(3.4)	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS measures in the Critical Accounting Estimates, Developments, and Measures section of our 2011 Financial Review (the “Definitions Section”) and is incorporated by reference herein. EBITDA is a non-IFRS measure and is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions Section of our 2011 Financial Review

The following highlights key activities and initiatives in the quarter ended June 30, 2012:

•

During the quarter, our gross revenue grew organically by 8.2% and year to date by 5.1%. On a net revenue basis we grew organically by 8.1% in the quarter and 6.2% year to date. This is the fourth consecutive quarter where we achieved positive organic growth on a gross and net revenue basis.

•	On May 9, 2012, we declared a dividend of $0.15 per share, payable on July 19, 2012, to shareholders of record on June 29, 2012.

•

On May 18, 2012, we acquired the net assets and the business of PHB Group (PHB), which added approximately 35 staff to our Company. Based in St. John’s, Newfoundland, PHB provides architecture and interior design services and offers a full range of pre-design services such as site selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services will complement our existing buildings engineering, geotechnical engineering, and the environmental services presence in Newfoundland.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

•

On May 25, 2012, we acquired all the shares and business of ABMB Engineers, Inc. (ABMB), which added approximately 130 staff to our Company. This firm is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB will grow our transportation practice in the US Southeast while providing a new presence for us in Mississippi.

•

During the quarter, we successfully extended the maturity of our $350 million revolving credit facility to August 31, 2016, and reduced our rates of borrowing. This facility also allows us to access additional funds of $150 million under the same terms and conditions on approval from our lenders.

•

During the quarter, we renewed our normal course issuer bid with the Toronto Stock Exchange, which allows us to repurchase up to 1,372,282 common shares during the period of June 1, 2012, to May 31, 2013, representing approximately 3% of our shares outstanding. We are of the opinion that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

Results compared to 2011 targets

In our 2011 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal year 2012. The following is an indication of our progress toward these targets:

Measure	2012 Expected Range	Actual Q2 12 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	54.3%	x
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	40.7%	✓
Net income as % of net revenue	At or above 6%	7.3%	✓
Effective income tax rate	At or below 28.5%	27.0%	✓
Return on equity (notes 1 and 3)	At or above 14%	2.9%	x
Net debt to EBITDA (notes 2 and 3)	Below 2.5	1.40	✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.

note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and term deposits, divided by (2) EBITDA for the last four quarters, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, deprecation of property and equipment, and goodwill and intangible impairment.

note 3: Return on Equity and Net debt to EBITDA are non-IFRS measures and are discussed in the Definitions Section of our 2011 Financial Review.

✓ Met or performed better than target

X Did not meet target

At the end of Q2 12, we met all of our targets with the exception of return on equity and we were slightly below our gross margin range as further explained in the Gross Margin section below. Excluding the impact of the $90 million non-cash goodwill impairment recorded in Q4 11, our return on equity would have been 15.2%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Balance Sheet

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2011:

(In millions of Canadian dollars)	Jun 30, 2012	Dec 31, 2011	$ Change	% Change

Total current assets	561.2	529.2	32.0	6.0%

Property and equipment	106.9	107.9	(1.0)	(0.9%)
Goodwill	520.8	509.0	11.8	2.3%
Intangible assets	74.1	72.0	2.1	2.9%
Other financial assets	59.7	61.6	(1.9)	(3.1%)
All other assets	50.4	47.7	2.7	5.7%

Total assets	1,373.1	1,327.4	45.7	3.4%

Current portion of long-term debt	34.9	59.6	(24.7)	(41.4%)
Provisions	15.6	16.4	(0.8)	(4.9%)
All other current liabilities	252.9	251.5	1.4	0.6%
Total current liabilities	303.4	327.5	(24.1)	(7.4%)

Long-term debt	256.1	236.6	19.5	8.2%
Provisions	41.7	42.1	(0.4)	(1.0%)
All other liabilities	96.5	94.0	2.5	2.7%
Equity	675.4	627.2	48.2	7.7%

Total liabilities and equity	1,373.1	1,327.4	45.7	3.4%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment decreased due to depreciation, partly offset by additions due to normal operations. Goodwill and intangible assets increased due to the acquisition of PHB and ABMB during the quarter. In addition, intangible assets increased due to the renewal of an agreement for AutoCAD software during the first quarter of 2012. The increase in intangible assets was partly offset by amortization. In total, long-term debt decreased $5.2 million mainly due to the payment of $29.8 million of notes payable for prior acquisitions, and $3.0 million for finance lease obligations. These payments were partly offset by a $16.1 million increase in our revolving credit facility outstanding balance and an $11.6 million increase in notes payable from acquisitions in the quarter. Total provisions decreased by $1.2 million, mainly due to a decrease in our provisions for claims and lease exit and onerous contract liabilities.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets were not impacted by the fluctuation of the Canadian dollar compared to the US dollar since the Canadian dollar was US$0.98 on December 31, 2011, and June 30, 2012.

Our shareholders’ equity increased mainly due to $55.7 million in net income earned in the first two quarters of 2012, $4.0 million in share options exercised for cash, $1.3 million in share-based compensation expense, and $0.9 million in comprehensive income mainly attributable to unrealized gains on investments held for self-insured liabilities. These increases were partly offset by $13.7 million of dividends declared year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis, and the percentage increase in the dollar amount of these results:

	Quarter ended June 30			Two quarters ended June 30
	Percentage of Net Revenue		Percentage Increase (Decrease) *	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2012	2011	2012 vs. 2011	2012	2011	2012 vs. 2011

Gross revenue	120.1%	120.4%	15.5%	119.3%	120.9%	11.5%
Net revenue	100.0%	100.0%	15.9%	100.0%	100.0%	13.0%
Direct payroll costs	45.7%	44.9%	18.0%	45.7%	44.6%	15.8%
Gross margin	54.3%	55.1%	14.1%	54.3%	55.4%	10.8%
Administrative and marketing expenses	40.0%	40.4%	14.5%	40.7%	41.3%	11.4%
Depreciation of property and equipment	1.7%	1.9%	0.0%	1.7%	2.0%	(0.8%)
Amortization of intangible assets	1.2%	1.4%	8.9%	1.2%	1.4%	4.3%
Net interest expense	0.6%	0.8%	(10.7%)	0.6%	0.7%	(6.0%)
Other net finance expense	0.2%	0.2%	(28.6%)	0.2%	0.2%	0.0%
Share of income from associates	(0.1%)	(0.0%)	n/m	(0.1%)	(0.1%)	166.7%
Foreign exchange gain	0.1%	0.1%	50.0%	0.0%	(0.1%)	(100.0%)
Other expense (income)	0.0%	(0.0%)	n/m	0.0%	(0.0%)	n/m
Income before income taxes	10.6%	10.3%	19.5%	10.0%	10.0%	12.4%
Income taxes	2.8%	2.8%	18.8%	2.7%	2.7%	12.0%
Net income	7.8%	7.5%	19.8%	7.3%	7.3%	12.5%

* % increase calculated based on the dollar change from the comparable period

n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the second quarter of 2012 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended June 30, 2012.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the end of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as organic revenue.

All our practice area units generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.99 in Q2 12 compared to US$1.03 in Q2 11, representing a 3.9% decrease. This weakening of the

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Canadian dollar had a positive effect on the revenue reported in Q2 12 compared to Q2 11. Fluctuations in other foreign currencies did not have a material impact on our revenue.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	Quarter ended June 30 2012 vs. 2011	Two quarters ended June 30 2012 vs. 2011

Increase due to:
Acquisition growth	22.9	42.9
Organic growth	33.7	41.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	7.3	9.9

Total net increase in gross revenue	63.9	94.3

Net Revenue (In millions of Canadian dollars)	Quarter ended June 30 2012 vs. 2011	Two quarters ended June 30 2012 vs. 2011

Increase due to:
Acquisition growth	20.8	38.4
Organic growth	27.8	42.2
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	5.7	7.8

Total net increase in net revenue	54.3	88.4

The increase in acquisition gross and net revenue in Q2 12 compared to the same quarter last year was due to the revenue earned in Q2 12 attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area Unit sections below. The increase in organic gross and net revenue in Q2 12 compared to Q2 11 was experienced in all our practice area units except in our Buildings practice area unit as described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes the growth in gross revenue by region:

Gross Revenue by Region

(in millions of Canadian dollars)	Quarter Ended June 30, 2012	Quarter Ended June 30, 2011	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	266.9	232.6	34.3	7.8	26.5	n/a
United States	190.5	165.4	25.1	15.1	2.7	7.3
International	18.8	14.3	4.5	-	4.5	-

Total	476.2	412.3	63.9	22.9	33.7	7.3

(in millions of Canadian dollars)	Two Quarters Ended June 30, 2012	Two Quarters Ended June 30, 2011	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	511.6	458.6	53.0	17.5	35.5	n/a
United States	368.0	332.7	35.3	25.4	-	9.9
International	35.7	29.7	6.0	-	6.0	-

Total	915.3	821.0	94.3	42.9	41.5	9.9

Total gross revenue was positively impacted by the acquisitions completed in 2011 and 2012, organic growth, and by the weakening of the Canadian dollar in Q2 12 compared to Q2 11.

The following lists the acquisitions completed in 2011 and 2012 that impacted specific regions, year to date:

•	Canada: QuadraTec, Inc. (QuadraTec) (February 2011); the Caltech Group (Caltech) (May 2011); FSC Architects and Engineers (FSC) (October 2011); and PHB group (PHB) (May 2012)
•	United States: Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) (September 2011); ENTRAN, Inc. (ENTRAN) (October 2011); and ABMB Engineers, Inc. (ABMB) (May, 2012)

Canada. Gross revenue in our Canadian operations increased by 14.7% in Q2 12 compared to Q2 11 and by 11.6% year to date in 2012 compared to 2011. These increases were due to acquisition and organic growth. The year-to-date 7.7% organic growth was mainly due to increased resource activity, such as in our oil and gas and mining sectors where we continue to provide environmental and industrial services to our clients. The resource activity in western Canada has also maintained momentum for related infrastructure investment. For example, our Urban Land practice area unit continues to provide master planning for residential communities as well as design and landscape services for re-urbanization projects such as the city center plan in Saskatoon, Saskatchewan as further described in the Urban Land section below. Public sector work is mixed in Canada. In some provinces such as Ontario, the review of government budgets is creating uncertainty related to infrastructure spending while other provinces are moving ahead with a regular flow of projects. Support continues for the public-private partnership (P3) model in Canada and in most provinces projects continue to be released albeit at a slower rate with increased competition. Overall, we believe our Canadian operations will experience moderate growth in 2012 compared to 2011 as described in the Outlook section of our 2011 Financial Review.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

United States. Gross revenue in our US operations increased by 15.2% in Q2 12 compared to Q2 11 and 10.6% year to date due to acquisition growth, foreign exchange, and organic revenue growth. In the public sector, the upcoming November federal elections are creating uncertainty; clients remain in a wait and see mode with their long-term programs pending clarity in funding for infrastructure-related activities and directions related to environmental and business priorities. For example, recent developments with the healthcare bill and the new two-year transportation bill are a positive sign from these sectors, though the bills do not provide long-term clarity for building and sustaining the quality of infrastructure required into the future.

In the private sector, certain regions, such as those supported by resource activity, are strengthening more quickly while other states constrained by deep deficits, high unemployment, and lower tax receipts remain challenged. As the resource landscape changes in the United States, our Environment practice area unit is positioning itself for further growth by providing permitting and front-end services and our Industrial practice area unit is expanding by supporting infrastructure development in the oil and gas sector, such as in midstream or in the power sector, assisting with retrofits. Overall, we believe our US operations will be stable in 2012 as described in the Outlook section of our 2011 Financial Review.

International. Gross revenue in our International operations grew by 31.5% in Q2 12 compared to Q2 11 and by 20.2% year to date in 2012 compared to 2011. The majority of our revenue in our international operations relates to our Buildings practice and the mining sector. The increases in gross revenue were due to organic growth mainly in water related projects. We believe we will experience stable to moderate growth internationally in 2012 compared to 2011 as described in the Outlook section of our 2011 Financial Review.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes gross revenue by practice area unit:

		Quarter ended June 30
Practice Area Unit Gross Revenue (In millions of Canadian dollars, except %)	2012	% of Consulting Services Gross Revenue	2011	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2012 vs. 2011

Buildings	110.4	23.2%	106.7	25.9%	3.5%
Environment	158.6	33.3%	148.7	36.0%	6.7%
Industrial	92.2	19.4%	67.2	16.3%	37.2%
Transportation	56.7	11.9%	46.5	11.3%	21.9%
Urban Land	58.3	12.2%	43.2	10.5%	35.0%

Total	476.2	100.0%	412.3	100.0%	15.5%

		Two quarters ended June 30
Practice Area Unit Gross Revenue (In millions of Canadian dollars, except %)	2012	% of Consulting Services Gross Revenue	2011	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2012 vs. 2011

Buildings	220.4	24.1%	218.6	26.6%	0.8%
Environment	301.0	32.9%	290.8	35.5%	3.5%
Industrial	181.3	19.8%	137.2	16.7%	32.1%
Transportation	106.6	11.6%	93.0	11.3%	14.6%
Urban Land	106.0	11.6%	81.4	9.9%	30.2%

Total	915.3	100.0%	821.0	100.0%	11.5%

 Note: Comparative figures have been restated due to a realignment of several practice components between our  Buildings, Industrial, Transportation, and Urban Land practice area units.

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Practice Area Unit Gross Revenue

	Quarter ended June 30, 2012 vs. 2011
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	3.7	3.2	(1.4)	1.9
Environment	9.9	1.5	5.5	2.9
Industrial	25.0	4.7	19.8	0.5
Transportation	10.2	5.4	3.5	1.3
Urban Land	15.1	8.1	6.3	0.7

Total	63.9	22.9	33.7	7.3

	Two quarters ended June 30, 2012 vs. 2011
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	1.8	6.8	(7.5)	2.5
Environment	10.2	2.8	3.5	3.9
Industrial	44.1	10.8	32.5	0.8
Transportation	13.6	8.6	3.2	1.8
Urban Land	24.6	13.9	9.8	0.9

Total	94.3	42.9	41.5	9.9

Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, Transportation, and Urban Land practice area units.

The following lists the acquisitions completed in 2011 and 2012 that impacted specific practice area units year to date:

•	Buildings: QuadraTec (February 2011); FSC (October 2011); and PHB (May 2012)
•	Environment: Bonestroo (September 2011)
•	Industrial: Caltech (May 2011)
•	Transportation: ENTRAN (October 2011) and ABMB (May 2012)
•	Urban Land: Bonestroo (September 2011)

Buildings. The Buildings practice area unit had 1.3% organic revenue retraction in Q2 12 compared to Q2 11 and 3.4% organic revenue retraction year to date in 2012 compared to 2011. The organic retraction was due to softening of the buildings market, with no increased opportunities, especially in the United States. However, we continue to secure steady work in Canada, the United States, the Middle East, and India. Organic growth was impacted by increased competition and project execution which resulted in revisions made to our estimated cost to complete on certain large projects.

The buildings industry in general has experienced increased competition and continued pressure in funding for private and public sector clients, in particular in the healthcare market which is one of the practice area unit’s strongest. US firms are competing increasingly in the Canadian market, which has historically been our stronghold. With this competitive environment there are increasing pressures for all consulting firms to provide more services for lower fees. Opportunities in our United Kingdom operations were impacted by the change in government in 2010. Management is monitoring the reduction in organic revenue growth and backlog levels, and adjusting staff levels accordingly. We continue to secure

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

projects in our key market sectors, which are healthcare, education, and aviation, despite the continued softening of the market in 2012 and we continue to grow our commercial buildings practice. For example, we recently secured a commission at the Cleveland Clinic in Cleveland, Ohio, to perform programming, architectural, and interior design services for a major expansion for the Taussig Cancer Institute, which was rated in the top ten among cancer programs in the United States by US News and World Report. In addition, we secured the healthcare planning, architectural and interior design, structural engineering, and consulting services for a new hospital in Cumberland County, Pennsylvania.

We believe that the outlook for our Buildings practice area unit is stable to moderate decline in organic revenue for 2012. We revised our outlook, included in our 2011 Financial Review, from stable to a stable to moderate decline since we believe the uncertainty in funding for public projects and increased competition may continue to impact the practice area unit’s growth. Nonetheless, our expanded geographic presence will enable us to continue to pursue a broad range of North American and international opportunities in healthcare, education, and aviation. In our healthcare business, we expect to continue leveraging our strong portfolio though uncertainties remain in key markets such as Ontario and the United States. The recent upholding of the US healthcare bill by the Supreme Court is a positive sign; however, final confirmation depends on the outcome of the US election. We expect our commercial sector to remain strong as our national reach, local strength and breadth of services positions us with major retail clients renovating or expanding their locations. Overall, our Buildings practice is ranked amongst the top building design practices in the industry and is well positioned to secure significant project opportunities in 2012, despite the overall uncertainties in the North American and global economy.

Environment. The Environment practice area unit had 3.7% organic revenue growth in Q2 12 compared to Q2 11 and 1.2% organic revenue growth year to date in 2012 compared to 2011. The year-to-date organic growth was due to continued growth in the mining, oil and gas, and power sectors. For example, in northeast British Columbia at the proposed Suska and Sukunka mines, we will be providing services including environmental baseline and impact assessment, permitting, regional monitoring, engineering, and First Nations’ support.

Oil prices have been above historic averages and international opportunities for the sale of natural gas and oil have encouraged increased activity in large-scale projects in the Canadian oil and gas sector, especially in western Canada. The recent declines in oil prices and base metal prices have not materially impacted activities in this practice area unit. The increased desire to access western Canadian ports for export of hydrocarbons to Asia and other destinations has generated substantial opportunities in terms of inter-provincial pipelines and associated marine facilities. Recruiting efforts in the quarter were successful in all regions of Canada and the United States to assist with the growing backlog.

In the water sector, new investment was relatively flat as municipalities continue to deal with budget constraints. However, there was still investment in existing facilities due to regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded and combined sewer overflow programs to continue. In some cases, clients are considering new or combined approaches to leverage their available funding. For example, during the quarter we were awarded work on the mid-western Placer Regional Sewer Project, in Placer County California, which will consolidate wastewater treatment from the Placer Sewer Maintenance District No. 1, the City of Auburn, and the City of Lincoln. Our services include environmental compliance, permitting, planning, pre-design, design, engineering services during construction for the three municipalities. We also continued to expand our water service offerings into other industrial water activities such as tailings pond treatment, flood control, water reuse, water resource management, and in the mining sector. In the US, our geotechnical operations are still benefiting from long-term projects, in particular with the Tennessee Valley Authority and the US Army Corps of Engineers.

We believe that the outlook for our Environment practice area unit is stable to moderate organic revenue growth in 2012. We provide environmental services to clients across numerous sectors and expect our focus on integrated service offerings, especially related to our Industrial practice area unit, will support our top-tier positioning across North America. We expect to continue leveraging our relationships with large clients across geographic locations and service offerings and to strategically position our front-end permitting and regulatory business with our clients in the United States. In the water sector, we believe we are well positioned to secure projects due to our strong local relationships along with those

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

opportunities resulting from a more stringent regulatory environment. We expect that the continued regulatory scrutiny and public pressure on water issues related to energy projects will generate opportunities.

Industrial. The Industrial practice area unit had 29.5% organic revenue growth in Q2 12 compared to Q2 11 and 23.7% organic revenue growth year to date in 2012 compared to 2011. The strong year-to-date organic growth was due to an increase in project activity, in particular in the mining and oil and gas sectors, which resulted in continued increases in staff levels and backlog. We continue to pursue various organic growth initiatives, for example, in Louisiana, Texas, and Saskatchewan. Growth could be limited by our ability to hire sufficient qualified personnel in growing markets.

Challenges still exist in the US economy but there are signs of improvement in certain areas such as power and in the provision of services in the pipelines sector. The recent decline in oil and base metal prices has not affected our business. For example, we have secured additional projects in the oil and gas sector as our clients are planning for the long term and are adding capacity for storage and distribution. In particular, we continue to work on projects for major midstream clients. As a result of long-term client relationships and current market opportunities, we anticipate continued growth in our pipeline expertise and capabilities.

We experienced strong growth in the mining sector as we continue to secure significant projects with the world’s top mining companies and build relationships with new clients. We continue to expand the services provided in our mining practice to include expertise beyond those related to underground mining. For example, we recently secured a major project for the restart of an open-pit mine in the southern United States, where we will be responsible for engineering, procurement, and construction management as the owner’s agent. Our Industrial Buildings and Facilities practice area is also growing in multiple areas including large industrial facilities, transportation, equipment dealers, and servicing companies, where both public and private clients are renewing or building new facilities. For example, we will provide integrated engineering and architectural services for infrastructure upgrades to Seaspan’s Vancouver shipyards in support of Seaspan’s Non-Combat program as part of the Canadian Federal Government’s National Ship Building Procurement Strategy.

We believe that the outlook for our Industrial practice area unit is strong organic revenue for 2012. We revised our outlook, included in our 2011 Financial Review, from moderate to strong since commodity prices are expected to remain relatively strong, which we believe will encourage our private sector clients to continue their capital spending as they prepare for the long-term. We expect continued robust activity in the mining and oil and gas sectors, and modest growth in other industrial sectors. Our strong relationships with large global and national industrial clients and continuing to leverage our full portfolio of services will contribute to our further growth.

Transportation. The Transportation practice area unit had 7.5% organic revenue growth in Q2 12 compared to Q2 11 and 3.4% organic revenue growth year to date in 2012 compared to 2011. The year-to-date organic growth was due to our ability to secure projects with long-term clients due to our strong relationships. For example, during the quarter we secured repeat work with the North Carolina Department of Transportation for project studies for proposed improvements of a 13-mile (21-kilometer) section of NC 150, northeast of Charlotte, North Carolina. This large multi-year project will involve staff from other practice area units since the study includes the preparation of the NEPA environmental assessment, preliminary roadway design, traffic forecasting and analysis, and public involvement.

We continue to seek further opportunities in the Canadian P3 market and see increased activities in the US design-build market as our design focus makes us a strong partner for our clients in this sector. For example, Stantec is part of the project team selected for the northeast expansion of Anthony Henday Drive, a 27-kilometer (17-mile), six- and eight-lane divided ring road in Edmonton, Alberta. Also, during the quarter we were selected, as part of a team, for the design and construction of a number of bridges in central and western North Carolina as part of the Division 9 and 11 Express design-build bridge replacements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

During the quarter, the US Congress approved a new transportation bill which provides assurance for the level of transportation spending over the next 27 months. This bill provides stability for mid-term projects; however, the lack of a long-term federal funding strategy may still hold back larger projects.

We believe that the outlook for our Transportation practice area unit is stable to moderate organic revenue growth for 2012. With additional clarity in the United States around mid-term funding from the two-year transportation extension/bill, we expect to continue to secure state and local roadway projects. In Canada, we believe small local projects as well as larger P3s will contribute to maintaining a steady base of work. We expect our rail and transit groups will maintain their current activity levels during 2012. However, we remain cautious as efforts to reduce state and provincial deficits may affect the pace of project releases or cause delays in some planned transportation projects.

Urban Land. The Urban Land practice area unit had 14.6% organic revenue growth in Q2 12 compared to Q2 11 and 12.0% organic revenue growth year to date in 2012 compared to 2011. The year-to-date organic growth was due to continued activity in certain geographic areas, particularly in western Canada, and our efforts to diversify into the nonresidential sector. We continue to supplement our project backlog with nonresidential work in the commercial, municipal, parks, and sports and recreation sectors.

In Q2 12, Canada accounted for approximately 55% of our urban land business year to date, with approximately 45% of the work being spread throughout a number of locations in the United States and some early activity on projects outside of North America. During the quarter, the housing market remained solid in western Canada while activity slowed in eastern Canada. The US housing market is showing positive signs of recovery, but there is a lag in translating this activity into new project work. The positive signs, in addition to land developers returning to the review of potential property purchases, include improved year-over-year home prices in many areas, reduced foreclosure activity, and improved home builder results. Recovery is still complicated by foreclosures, credit issues, and unemployment rates, although each of these factors appears to be diminishing in their impact.

We continued to pursue and take advantage of opportunities in both the residential and nonresidential markets in Canada and the United States, demonstrating our ability to provide a variety of services to different segments in the urban land development market. For example, during the quarter we secured a project for the construction of various stormwater best management practices to provide storm water management that will reduce combined sewer overflows for the Green Infrastructure Program in Philadelphia, Pennsylvania. In some of our regions, the market is changing to include more medium- to higher-density development and redevelopment projects. For example, we recently secured the urban planning and design for the new downtown city center plan for Saskatoon, Saskatchewan. The plan will focus on land uses, implementation, and creating and prioritizing transformational projects for the City of Saskatoon.

We believe the outlook for our Urban Land practice area unit in 2012 is moderate organic revenue growth. We changed our outlook to moderate growth from stable to moderate growth as indicated in our 2011 Financial Review. We anticipate the Canadian market will be steady, with strength in the western provinces and in locations related to resource activity, partly offset by softness in other areas experiencing government spending cuts. With positive signs in the US economy, we expect certain locations to recover, such as the upper Midwest, while others remain soft. We anticipate growing opportunities in locations near areas of emerging energy development. In 2012, we will focus on our multidisciplinary team approach, continue to diversify our client base, and position our business for improved economic conditions.

Gross Margin

For a definition of gross margin, refer to the discussion in the Definitions Section of our 2011 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 54.3% in Q2 12 compared to 55.1% in Q2 11. The year-to-date gross margin was 54.3% compared to 55.4% in Q2 11. Our year-to-date gross margin for 2012 was slightly below our targeted range of 54.5 to 56.5% set out in our 2011 Financial Review. Our Q2 2012 and year-to-date gross margin percentages decreased in all practice area units except Urban Land.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes our gross margin percentages by practice area unit:

	Quarter ended June 30		Two quarters ended June 30
Gross Margin by Practice Area Unit	2012	2011	2012	2011

Buildings	54.2%	54.6%	53.7%	55.6%
Environment	57.4%	58.2%	57.7%	58.1%
Industrial	47.6%	49.5%	48.0%	50.0%
Transportation	51.9%	52.4%	52.3%	53.0%
Urban Land	59.6%	58.2%	59.5%	58.5%

Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, Transportation, and Urban Land practice area units.

In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter, and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle.

In the Buildings practice area unit, the decrease in gross margin was a reflection of lower gross margins being recognized on a number of major projects. Project execution resulted in revisions made to our estimated cost to complete on certain large projects. In addition, the Buildings practice area unit is impacted by the continued softening of the buildings market, in particular in healthcare. This has resulted in increased competition, and with increased competition clients are demanding more services for lesser fees.

The Industrial practice area unit continues to grow organically. The impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin. Also, certain legacy projects from acquisitions have significantly lower contracted margins, but attempts are being made to adjust these contracts upward as they are being renewed. As these projects are completed, the impact of these legacy projects will decrease.

The following table summarizes our gross margin percentages by region:

	Quarter ended June 30		Two quarters ended June 30
Gross Margin by Region	2012	2011	2012	2011

Canada	55.0%	56.9%	55.0%	57.2%
United States	53.4%	53.0%	53.6%	53.2%
International	52.9%	47.9%	51.3%	51.3%

The reduction in the gross margin in Canada was mainly due to the impact of lower margins recognized on major projects in our Buildings practice area unit, and the impact of a growing Industrial practice area unit at lower gross margins.

The lower gross margins experienced in the United States compared to Canada were principally due to the mix of projects in progress, the competitive environment in the United States, and the lower margins generally experienced in US government projects, especially in our Transportation practice area unit. Although slightly lower than our Canadian business, our gross margins in the United States continue to increase.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

The gross margin in our international operations increased sequentially to 52.9% in Q2 12 from 49.6% in Q1 12 due to securing higher margin projects. The gross margin in our International region compared to Canada was impacted by reduced margins recognized in our Buildings practice area unit; a significant portion of our International revenue is earned in this practice.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 40.0% for Q2 12 compared to 40.4% for Q2 11. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 40.7% for 2012 compared to 41.3% for 2011, falling below our expected range of 41.0 to 43.0%. Administrative and marketing expenses were lower due to our continued focus on managing our costs and operational efficiencies. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 4 years. Consequently, the impact of the amortization of contract backlog can be significant in the four to 16 quarters following an acquisition. The following table summarizes the amortization of identifiable intangible assets for Q2 12 and Q2 11 and on a year-to-date basis for 2012 and 2011:

Amortization of Intangibles	Quarter ended June 30		Two quarters ended June 30
(In thousands of Canadian dollars)	2012	2011	2012	2011

Client relationships	1,779	1,371	3,228	2,733
Backlog (note 1)	1,068	1,484	2,545	3,265
Software	1,767	1,587	3,507	2,917
Other	563	205	824	416
Lease disadvantage	(262)	-	(518)	-

Total amortization of intangible assets	4,915	4,647	9,586	9,331

note 1: Backlog is a non-IFRS measure further discussed in the Definitions Section of our 2011 Financial Review.

Our amortization of intangible assets increased by $0.3 million in Q2 12 compared to Q2 11 and by the same amount year to date mainly due to the amortization of client relationship balances of the Caltech, FSC, and ENTRAN, Inc. acquisitions. In addition, the amortization of software increased as we commenced amortization on the upgrade to our enterprise management system, which was put into use in Q1 12. These increases were partially offset by a decrease in the amortization of the backlog balances of the McIntosh Engineering Holdings Corporation and ECO:LOGIC Engineering acquisitions.

Based on the unamortized intangible asset balance remaining at the end of Q2 12, we expect our amortization expense for intangible assets for the full year 2012 to be in the range of $19 to $20 million. The actual expense may be impacted by any new acquisitions completed after Q2 12.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Net Interest Expense

Our net interest expense decreased by $0.3 million in Q2 12 compared to Q2 11 and the same amount year to date mainly due to a lower long-term debt balance and a decrease in interest rates compared to the same period in 2011. The nature of our revolving credit facility and senior secured notes is further described in the Liquidity and Capital Resource section below.

Based on our credit facility balance at June 30, 2012, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for the quarter. We have the flexibility to partially mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains (Losses)

During Q2 12, we recorded a $0.3 million foreign exchange loss compared to a $0.2 million loss in Q2 11. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at June 30, 2012, we had no foreign currency forward contracts.

During the first two quarters of 2012, we recorded a $0.4 million gain in our foreign exchange adjustments in other comprehensive income, compared to a $12.0 million loss during the same period in 2011. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The Canadian dollar was US$0.98 at December 31, 2011 and June 30, 2012. The loss during the first two quarters of 2011 was due to the strengthening of the Canadian dollar from US$1.01 at December 31, 2010, to US$1.04 at June 30, 2011.

We estimate that at June 30, 2012, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes

Our effective income tax rate for the first two quarters of 2012 was 27.0% compared to 26.5% for the year ended December 31, 2011(without the impact of the goodwill impairment charge of $90.0 million recorded in 2011). The effective tax rate of 27.0% meets the target of at or below 28.5% set out in our 2011 Financial Review. The income tax rate of 27.0% in Q2 12 is based on statutory rates in the jurisdictions in which we operate and on our estimated earnings in each of these jurisdictions.

We believe that we will meet the 2012 expected target of at or below 28.5% set out in our 2011 Financial Review. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011

Gross revenue	476.2	439.1	432.0	430.4
Net revenue	396.6	370.9	348.2	351.2
Net income (loss)	30.8	24.9	(65.7)	28.9
EPS – basic	0.67	0.55	(1.45)	0.63
EPS – diluted	0.67	0.55	(1.45)	0.63

	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010

Gross revenue	412.3	408.7	383.7	386.7
Net revenue	342.3	336.8	310.9	314.5
Net income	25.7	23.8	23.3	31.3
EPS – basic	0.56	0.52	0.51	0.69
EPS – diluted	0.56	0.52	0.51	0.68

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q2 12 vs. Q2 11	Q1 12 vs. Q1 11	Q4 11 vs. Q4 10	Q3 11 vs. Q3 10

Increase (decrease) in gross revenue due to:
Acquisition growth	22.9	20.0	38.4	44.9
Organic growth	33.7	7.8	8.2	7.1
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	7.3	2.6	1.7	(8.3)

Total net increase in gross revenue	63.9	30.4	48.3	43.7

During Q3 11, excluding the impact of a $5.9 million after-tax gain on sale of equity investments in Q3 10, net income increased $3.5 million, or 13.8%, and diluted earnings per share increased $0.08, or 14.5% compared to Q3 10. Including the impact of the gain on sale of equity investments, our net income decreased 7.7% to $28.9 million from $31.3 million, and diluted earnings per share decreased 7.4% to $0.63 from $0.68. Net income during Q3 11 was positively impacted by the increase in gross and net revenue, and by a decrease in our administrative and marketing expenses as a percentage of net revenue from 41.3% in Q3 10 to 40.0% in Q3 11. Net income in Q3 11 was negatively impacted by a reduction of gross margin as a percentage of net revenue from 56.2% in Q3 10 to 55.5% in Q3 11. This decrease in gross margin

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

mainly occurred in our Buildings practice area unit because of increased competition, the continued softening of the market, and revisions made to our estimated cost to complete on certain large projects.

During Q4 11, excluding the impact of a $90.0 million non-cash goodwill impairment charge, net income increased by $1.0 million, or 4.3%, from the same period in 2010, and diluted earnings per share for Q4 11 increased by $0.02, or 3.9%, compared to Q4 10. Including the impact of the $90.0 million goodwill impairment charge, net income for Q4 11 decreased by $89.0 million from the same period in 2010, and diluted earnings per share for Q4 11 decreased by $1.96 compared to Q4 10. Net income during Q4 11 was positively impacted by the increase in gross revenue and a reduction in administrative and marketing labor as a percentage of net revenue from 43.0% in Q4 10 to 41.5% in Q4 11. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010 compared to three in the second half of 2011. Apart from the goodwill impairment charge, net income was also negatively impacted by a reduction in gross margin as a percentage of net revenue. Our gross margin percentage was 55.1% in Q4 11 compared to 56.7% in Q4 10. This decrease mainly occurred in our Buildings and Industrial practice area units, resulting from the mix of projects during the quarter, increased competition, and a softening of the buildings market in the United States, United Kingdom, and United Arab Emirates.

During Q1 12, net income increased by $1.1 million, or 4.6%, from the same period in 2011, and diluted earnings per share for Q1 12 increased by $0.03 or 5.8%, compared to Q1 11. Net income for Q1 2012 was positively impacted by an increase in revenue due to acquisitions completed in 2011 and organic growth due to increased activity in the mining and oil and gas sectors, partially offset by a slower than anticipated economic recovery in the United States. Compared to Q1 11, we reported organic growth in our Industrial and Urban Land practice area units. In addition, our results were positively impacted by a reduction of our administrative and marketing expense as a percentage of net revenue from 42.2% in Q1 11 to 41.5% in Q1 12 due to our continued focus on managing our costs and operational efficiencies. Net income was negatively impacted by a reduction of gross margin as a percentage of net revenue from 55.8% in Q1 11 to 54.4% in Q1 12. This decrease mainly occurred in our Buildings and Industrial practice area units, resulting from lower margins being recognized on a number of major projects, continued softening of the healthcare market, and the impact of certain legacy projects from acquisitions that had significantly lower contracted margins. In addition, as our Industrial practice grows organically, the impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin.

LIQUIDITY AND CAPITAL RESOURCES

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2011 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional equity capital through the sale of our equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in, and when appropriate by entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities to some extent through the overall quality and mix of our investment portfolio.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Working Capital

The following table represents summarized working capital information as at June 30, 2012, compared to December 31, 2011:

(In millions of Canadian dollars, except ratios)	Jun 30, 2012	Dec 31, 2011	Change

Current assets	561.2	529.2	32.0
Current liabilities	(303.4)	(327.5)	24.1
Working capital (note 1)	257.8	201.7	56.1
Current ratio (note 1)	1.85	1.62	0.23

note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definitions Section of our 2011 Financial Review.

Current assets increased mainly due to a $59.8 million increase in trade and other receivables and unbilled revenue. Our investment in trade and other receivables and unbilled revenue increased to 100 days at June 30, 2012 compared to 92 days at December 31, 2011. This increase relates to unbilled revenue in our Canadian region and in our Buildings and Urban Land practice area units. In addition, current other assets increased $1.3 million and current other financial assets increased by $2.0 million due to an increase in investments held for self-insurance. These increases were partially offset by a $23.9 million decrease in cash and short-term deposits due to cash being held at December 31, 2011, for the payment of notes from acquisitions that were paid in early January 2012. As well, income taxes recoverable decreased by $4.5 million and prepaids decreased by $2.6 million.

Current liabilities decreased mainly due to a $24.7 million decrease in the current portion of long-term debt resulting from the payment of notes from acquisitions. Trade and other payables decreased $3.7 million mainly due to the timing of payments for annual employee bonuses. As well, current other financial liabilities decreased $3.4 million mainly due to the payment of accrued interest on notes payable from acquisitions. These decreases were partially offset by a $7.1 million increase in bank indebtedness due to normal operations.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended June 30			Two quarters ended June 30
(In millions of Canadian dollars)	2012	2011	Change	2012	2011	Change

Cash flows from (used in) operating activities	24.2	3.1	21.1	22.2	(10.3)	32.5
Cash flows used in investing activities	(22.5)	(21.5)	(1.0)	(61.9)	(63.5)	1.6
Cash flows from (used in) financing activities	(5.1)	6.4	(11.5)	8.7	12.1	(3.4)

Cash Flows From (Used in) Operating Activities

Our cash flows from (used in) operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. On a year-to-date basis, the $32.5 million increase in cash flows from operating activities was a result of the following:

•	Our cash receipts from clients increased due to our acquisition and organic growth.

•	Cash paid to suppliers was negatively impacted in 2011 by trade and other payables assumed on acquisitions completed in the second half of 2010 and in the first half of 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

•	Our income tax paid in 2012 was lower due to a reduction in tax installments. In addition, taxes paid in 2011 were higher since we paid tax balances acquired from acquisitions.

The above was partly offset by an increase in our cash paid to employees due to an increase in the number of employees and bonuses paid.

Cash Flows From (Used in) Investing Activities

Our cash flows used in investing activities decreased year to date mainly due to a reduction in cash used for business acquisitions and the payment of notes payable from prior acquisitions. Year to date, we have used $39.9 million in cash for business acquisitions and the payment of notes payable compared to $45.3 million in the same period in 2011. Also, contributing to the decrease in cash flows used in investing activities was a $3.3 million increase in cash inflows from the disposition of investments and other assets compared to the use of $0.6 million for the purchase of investments and other assets in the same period in 2011. These reductions in the use of cash were partly offset by a $5.7 million increase in the purchase of intangible assets, in particular, the purchase of AutoCAD software in the first quarter of 2012. Also, there was a $1.3 million increase in investments held for self-insured liabilities in 2012 year to date compared to the same period in 2011.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $6.9 million in Q2 12 compared to $7.5 million in Q2 11. Our Q2 12 purchases were within our expected range for 2012 to support ongoing operational activity and growth. In 2012, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems in order to optimize and streamline our business processes and prepare for continued growth. During Q2 12, we financed our property and equipment and software purchases through cash flows from operations.

Cash Flows From Financing Activities

Our cash flows from financing activities decreased year to date mainly due to a $6.9 million cash outflow for our first dividend paid on April 17, 2012. As well, there was a net decrease in cash inflows of $6.2 million from our revolving credit facility compared to the net inflow from our revolving credit facility and senior secured notes for the same period in 2011.

The above decreases in cash flows from financing activities were partially offset by a $3.3 million increase in proceeds from the issuance of shares for employees exercising their share options. In addition, cash flows from financing activities increased in 2012 compared to 2011 since in 2012 we did not have any cash outflows for the repurchase of shares for cancellation under our normal course issuer bid while in 2011 we had $3.5 million. Also, in 2012 we did not have any cash outflows for the payment of bank indebtedness assumed from acquisitions while in 2011 we had $2.2 million.

Capital Structure

We manage our capital structure according to the internal guideline established in our 2011 Financial Review of maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At June 30, 2012, our net debt to EBITDA ratio was 1.40 calculated on a trailing four quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

During the quarter, we extended the maturity date of our $350 million revolving credit facility to August 31, 2016, and reduced our rates of borrowing. This facility also allows us to access additional funds under the same terms and conditions on approval of our lenders. During the quarter, the limit on these additional funds increased from $75 million to $150 million. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to Q2 2012, the basis points varied, depending on our level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. At June 30, 2012, $237.0 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility, and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility, and 3.25 to 1.0 for the senior secured notes, for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definitions Section of our 2011 Financial Review. We were in compliance with all these covenants as at and throughout the period ended June 30, 2012.

In 2011, we amended our $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At June 30, 2012, $1.5 million had been issued under this bid bond facility.

During the second quarter of 2010, we filed a short-form based shelf prospectus with all securities regulatory authorities in Canada and the United States. Pursuant to the prospectus, we may issue to $300 million in common shares from time to time during a 25-month period. This shelf prospectus expired in the second quarter of 2012 and no common shares were issued pursuant to the prospectus.

Shareholders’ Equity

Share options exercised during the first two quarter of 2012 generated $4.0 million in cash compared to $0.7 million in cash generated during the same period in 2011. No shares were repurchased year to date, compared to 125,000 shares for $3.5 million repurchased in the same period in 2011.

OTHER

Outstanding Share Data

As at June 30, 2012, there were 45,751,251 common shares and 1,715,800 share options outstanding. During the period of June 30, 2012 to August 2, 2012, no shares were repurchased under our normal course issuer bid, no share options were exercised, no share

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

options were forfeited, and 833 share options were cancelled. As at August 2, 2012, there were 45,751,251 common shares and 1,714,967 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations as at June 30, 2012, on a discounted basis:

Contractual Obligations		Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	289.6	33.5	31.2	169.6	55.3
Interest on debt	38.5	9.1	16.6	10.6	2.2
Operating leases	458.2	81.6	141.7	107.8	127.1
Finance lease obligation	2.3	1.6	0.5	0.2	-
Purchase and service obligations	6.4	4.3	1.8	0.3	-
Other obligations	9.5	1.5	1.8	0.1	6.1

Total contractual obligations	804.5	131.6	193.6	288.6	190.7

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows From (Used in) Financing Activities section of this report and notes 10 and 16 in our unaudited consolidated financial statements for the quarter ended June 30, 2012. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of June 30, 2012, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.2 million that expire at various dates before July 2013. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. Our surety facility facilitates, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at June 30, 2012, $11.8 million in bonds (US$11.6 million) was issued under this surety facility. At June 30, 2012, $1.5 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies.

During 2009, we issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At June 30, 2012, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2011 Financial Review and are incorporated by reference herein.

Related-Party Transactions

We have subsidiaries that are 100% owned and special purpose entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and senior vice presidents. We pay compensation to key management personnel and directors in the normal course of business. From time to time, we guarantee the obligation of a subsidiary or special purpose entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or special purpose entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, special purpose entities, associated companies, joint ventures, and key management personnel are further described in note 20 of our Q2 12 unaudited consolidated financial statements and are incorporated by reference herein.

OUTLOOK

We continue to believe that our overall outlook for 2012 is a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2011. The outlook for each practice area unit in 2012 ranges from a stable to moderate organic retraction for our Buildings practice area unit, to stable to moderate organic growth for our Environment and Transportation practice area units, to moderate organic growth for our Urban Land practice area unit, to strong organic growth in our Industrial practice area unit. Further discussion on the outlooks for each of our practice area units for 2012 can be found in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis.

We operate in a highly diverse infrastructure and facilities market in North America and internationally consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the second quarter of 2012, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis included in our 2011 Financial Review.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2011 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

been no significant change in our critical accounting estimates in Q2 12 from those described in our 2011 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2011, audited consolidated financial statements and incorporated by reference herein.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS, namely, working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first two quarters ended June 30, 2012, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2011 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures (referred to herein as the “Definitions Section”) and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2011 Financial Review for additional information.

Recent Accounting Pronouncements

Standards, amendments, and interpretations which we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q2 12 unaudited interim consolidated financial statements which is incorporated by reference herein.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended June 30, 2012, there has been no significant change in our risk factors from those described in our 2011 Financial Review and are incorporated by reference herein. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

On August 2, 2012, the Company declared a dividend of $0.15 per share, payable on October 18, 2012, to shareholders of record on September 28, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice area units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2012 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended June 30, 2012, there has been no significant change in our risk factors from those described in our 2011 Financial Review that are incorporated by reference herein.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2012 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2012 are listed in the Outlook section of our 2011 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that our average interest rate would remain relatively stable in 2012 compared to 2011. On June 30, 2012, the Canadian dollar closed at US$0.98, which is the same as at December 31, 2011. The average interest rate on our revolving credit facility was 2.39% at June 30, 2012, compared to 2.65% at December 31, 2011. The interest rate on our senior secured notes is fixed. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2012 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at June 30, 2012, was 27.0% compared to 26.5% (without the impact of the goodwill impairment charge of $90.0 million recorded in 2011) for the year ended December 31, 2011, as further explained on page M-16.

In our 2011 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to be 190,000 units in 2012. The CMHC has since revised its forecast to 202,700.

In our 2011 Financial Review, we noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 499,000 units in 2012. This forecast has since been revised upward to 519,000 units in 2012.

In our 2011 Financial Review, the US Congressional Budget Office, in its Budget and Economic Projections, forecasted gross domestic product (GDP) growth to be 2.0% in 2012. This forecast has since been revised to 2.2%. In our 2011 Financial Review, the Congressional

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Budget Office also estimated that the federal budget deficit would equal approximately 7.0% of GDP in 2012. This forecast has since been revised to 8.0%

In our 2011 Financial Review, the Bank of Canada forecasted GDP growth to be 2.0% in 2012. This forecast has since been revised to 2.1%. The Bank of Canada Canadian/US exchange rate projection is US$0.98 which is consistent with the rate in our 2011 Financial Review.

In our 2011 Financial Review, the World Bank forecasted GDP growth for 2012 of 6.5% for India, 0.6% for the United Kingdom, 3.6% for Latin America and the Caribbean region, and 2.3% for the Middle East and North Africa region. This forecast has since been revised to 6.4% for India, 0.5% for the United Kingdom, 3.5% for Latin America and the Caribbean region, and 0.6% for the Middle East and North Africa region.

The outlooks for our Buildings, Industrial, and Urban Land practice area units changed during the second quarter of 2012 from those described in the Outlook section of our 2011 Financial Review. The outlook for each practice area unit in 2012 ranges from a stable to moderate organic retraction for our Buildings practice area unit, to stable to moderate organic growth for our Environment and Transportation practice area units, to moderate organic growth for our Urban Land practice area unit, to strong organic growth in our Industrial practice area unit.

The assumptions used in establishing these outlooks are discussed in the outlooks for each of our practice area units for 2012 in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and in the Outlook section of our 2011 Financial Review which is incorporated by reference herein.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 2, 2012, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2012, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	June 30 2012 $	December 31 2011 $

ASSETS	10
Current
Cash and short-term deposits	6	12,253	36,111
Trade and other receivables	7	333,592	310,669
Unbilled revenue		170,779	133,881
Income taxes recoverable		12,269	16,800
Prepaid expenses		11,287	13,908
Other financial assets	8	16,568	14,612
Other assets	9	4,455	3,172

Total current assets		561,203	529,153
Non-current
Property and equipment		106,859	107,853
Goodwill		520,841	509,028
Intangible assets		74,054	72,047
Investments in associates		2,739	2,365
Deferred tax assets		43,597	43,647
Other financial assets	8	59,738	61,606
Other assets	9	4,070	1,657

Total assets		1,373,101	1,327,356

LIABILITIES AND EQUITY
Current
Bank indebtedness	6	7,129	-
Trade and other payables		188,175	191,859
Billings in excess of costs		49,771	49,441
Current portion of long-term debt	10	34,912	59,593
Provisions	11	15,626	16,373
Other financial liabilities	12	1,670	5,042
Other liabilities	13	6,143	5,208

Total current liabilities		303,426	327,516
Non-current
Long-term debt	10	256,108	236,601
Provisions	11	41,676	42,076
Deferred tax liabilities		55,163	54,564
Other financial liabilities	12	2,515	2,257
Other liabilities	13	38,808	37,191

Total liabilities		697,696	700,205

Shareholders’ equity
Share capital	14	232,040	226,744
Contributed surplus	14	14,962	14,906
Retained earnings		439,808	397,847
Accumulated other comprehensive loss		(11,508)	(12,449)

Total equity attributable to equity holders of the Company		675,302	627,048

Non-controlling interests		103	103

Total equity		675,405	627,151

Total liabilities and equity		1,373,101	1,327,356

See accompanying notes

June 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

		2012	2011	2012	2011
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$	$	$

Gross revenue		476,243	412,347	915,294	821,003
Less subconsultant and other direct expenses		79,633	69,990	147,804	141,854

Net revenue		396,610	342,357	767,490	679,149
Direct payroll costs	18	181,216	153,675	350,375	302,569

Gross margin		215,394	188,682	417,115	376,580
Administrative and marketing expenses	9,14,18	158,634	138,426	312,519	280,451
Depreciation of property and equipment		6,728	6,881	13,176	13,348
Amortization of intangible assets		4,915	4,647	9,586	9,331
Net interest expense	17	2,441	2,756	4,654	4,973
Other net finance expense		644	727	1,494	1,403
Share of income from associates		(515)	(161)	(805)	(348)
Foreign exchange loss (gain)		306	199	27	(392)
Other expense (income)		77	(6)	190	(41)

Income before income taxes		42,164	35,213	76,274	67,855

Income taxes
Current		10,098	8,687	19,316	17,033
Deferred		1,286	820	1,278	1,288

Total income taxes		11,384	9,507	20,594	18,321

Net income for the period		30,780	25,706	55,680	49,534

Weighted average number of shares outstanding – basic		45,727,219	45,736,514	45,647,581	45,753,235

Weighted average number of shares outstanding – diluted		45,727,219	45,856,614	45,647,581	45,909,137

Shares outstanding, end of the period		45,751,251	45,691,852	45,751,251	45,691,852

Earnings per share
Basic		0.67	0.56	1.22	1.08

Diluted		0.67	0.56	1.22	1.08

See accompanying notes

June 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Net income for the period	30,780	25,706	55,680	49,534

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	7,517	(241)	436	(11,983)
Net unrealized gain (loss) on available-for-sale financial assets	(658)	(110)	526	79
Net realized gain on available-for-sale financial assets transferred to income	(10)	(5)	(12)	(45)
Income tax effect on available-for-sale financial assets	12	3	(9)	-

Other comprehensive income (loss) for the period, net of tax	6,861	(353)	941	(11,949)

Total comprehensive income for the period, net of tax	37,641	25,353	56,621	37,585

See accompanying notes

June 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 14)	Share Capital (note 14)	Contributed Surplus (note 14)	Retained Earnings	Accumulated Other Comprehensive Loss	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				49,534		49,534
Other comprehensive loss					(11,949)	(11,949)

Total comprehensive income				49,534	(11,949)	37,585

Share options exercised for cash	48,532	725				725
Share-based compensation expense			1,313			1,313
Shares repurchased under normal course issuer bid	(125,000)	(616)	(38)	(2,835)		(3,489)
Reclassification of fair value of share options previously expensed		260	(260)			-
Balance, June 30, 2011	45,691,852	225,527	14,355	440,543	(28,706)	651,719

Balance, December 31, 2011	45,523,585	226,744	14,906	397,847	(12,449)	627,048

Net income				55,680		55,680
Other comprehensive income					941	941

Total comprehensive income				55,680	941	56,621

Share options exercised for cash	227,666	4,044				4,044
Share-based compensation expense			1,308			1,308
Reclassification of fair value of share options previously expensed		1,252	(1,252)			-
Dividends declared				(13,719)		(13,719)
Balance, June 30, 2012	45,751,251	232,040	14,962	439,808	(11,508)	675,302

See accompanying notes

June 30, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	Notes	2012 $	2011 $	2012 $	2011 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		462,816	374,727	884,269	781,141
Cash paid to suppliers		(178,593)	(118,517)	(332,159)	(286,054)
Cash paid to employees		(247,077)	(240,986)	(506,480)	(473,728)
Interest received		324	126	713	829
Interest paid		(4,157)	(840)	(8,177)	(6,522)
Finance costs paid		(577)	(655)	(1,354)	(1,265)
Income taxes paid		(11,864)	(13,562)	(18,260)	(29,205)
Income taxes recovered		3,371	2,842	3,661	4,519
Cash flows from (used in) operating activities	19	24,243	3,135	22,213	(10,285)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(14,291)	(13,582)	(39,919)	(45,331)
Dividends from equity investments		284	-	430	175
Increase in investments held for self-insured liabilities		(2,658)	(2,345)	(5,002)	(3,736)
Decrease (increase) of investments and other assets		998	1,085	3,344	(635)
Purchase of intangible assets		(164)	(795)	(9,140)	(3,444)
Purchase of property and equipment		(6,722)	(6,753)	(11,784)	(11,466)
Proceeds on disposition of property and equipment		71	848	170	897
Cash flows used in investing activities		(22,482)	(21,542)	(61,901)	(63,540)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(18,082)	(115,065)	(52,247)	(157,886)
Proceeds from bank debt		19,869	923	67,800	54,626
Proceeds from senior secured notes		-	125,000	-	125,000
Transaction costs on senior secured notes		-	(975)	-	(975)
Repayment of acquired bank indebtedness		-	(1,482)	-	(2,166)
Payment of finance lease obligations		(782)	(583)	(3,996)	(3,727)
Repurchase of shares for cancellation	14	-	(1,666)	-	(3,489)
Proceeds from issue of share capital		796	241	4,044	726
Payment of dividends to shareholders	14	(6,856)	-	(6,856)	-
Cash flows from (used in) financing activities		(5,055)	6,393	8,745	12,109
Foreign exchange gain (loss) on cash held in foreign currency		145	(259)	(44)	(770)
Net decrease in cash and cash equivalents		(3,149)	(12,273)	(30,987)	(62,486)
Cash and cash equivalents, beginning of the period		8,273	12,518	36,111	62,731
Cash and cash equivalents, end of the period	6	5,124	245	5,124	245

See accompanying notes

June 30, 2012

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Corporate Information

The interim condensed consolidated financial statements of Stantec Inc. (the Company) for the quarter ended June 30, 2012, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on August 2, 2012. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These interim condensed consolidated financial statements for the quarter ended June 30, 2012, have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s December 31, 2011, annual consolidated financial statements.

The accounting policies adopted in the preparation of the Company’s interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2011, except as described in note 4. As well, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these interim condensed consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2011, annual consolidated financial statements.

These interim condensed consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except where otherwise indicated.

3.	Basis of Consolidation

The interim condensed consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, special purpose entities, jointly controlled entities, and investments in associates.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at June 30, 2012, using consistent accounting policies. All intercompany balances are eliminated in full.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus post-acquisition changes in the Company’s share of the net assets of the associate. Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4.	Recent Accounting Pronouncements

Recently adopted

In October 2010, the International Accounting Standards Board (IASB) issued amendments to IFRS 7, “Financial Instruments: Disclosures” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. Entities are required to apply the amendments for annual periods beginning on or after July 1, 2011. The new disclosure requirements are to be applied prospectively. The adoption of these amendments has not had an effect on the Company’s consolidated financial statements.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. Unless otherwise noted, the effective date of each standard below is the first annual period beginning on or after January 1, 2013, with retrospective application required and early adoption permitted. Unless otherwise noted, the Company is currently considering the impact of adopting these standards and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time. Standards, amendments, and interpretations issued prior to 2012 are further detailed in note 6 of the Company’s December 31, 2011, annual consolidated financial statements.

•	IFRS 9, “Financial Instruments” (effective for annual periods beginning on or after January 1, 2015)
•	IAS 32, “Financial Instruments: Presentation” (amended) (effective for annual periods beginning on or after January 1, 2014)
•	IFRS 7, “Financial Instruments: Disclosures” - offsetting financial assets and financial liabilities (amended)
•	IFRS 10, “Consolidated Financial Statements”
•	IAS 27, “Consolidated and Separate Financial Statements” (amended)
•	IFRS 11, “Joint Arrangements”
•	IAS 28, “Investments in Associates and Joint Ventures” (amended)
•	IFRS 12, “Disclosure of Interests in Other Entities”
•	IFRS 13, “Fair Value Measurement” (prospective application and comparative disclosures not required)
•	IAS 1, “Presentation of Financial Statements” (amended) (effective for annual periods beginning on or after July 1, 2012)
•	IAS 19, “Employee Benefits” (amended)

In May 2012, the IASB issued “Annual Improvements to IFRSs 2009-2011 Cycle”. The annual improvements process provides the IASB a vehicle for making necessary but non-urgent amendments to IFRSs. The 2009-2011 cycle makes amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” (borrowing costs and repeated application); IAS 1 (clarification of the requirements for comparative information); IAS 16, “Property, Plant and Equipment” (classification of servicing equipment); IAS 32 (tax effect of distribution to holders of equity instruments); and IAS 34 (interim financial reporting and segment information for total assets and liabilities).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

In June 2012, the IASB issued “Consolidated Financial Statements, Joint Arrangements and Disclosures of Interests in Other Entities: Transition Guidance” - amendments to IFRS 10, IFRS 11, and IFRS 12. The amendments clarify the IASB’s intentions when first issuing the transition guidance in IFRS 10 and provide transitional relief by limiting the requirements of adjusted comparative information.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded on the acquisition date to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements, may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed, as compensation, as services are provided by the employees.

Acquisitions in 2012

On May 18, 2012, the Company acquired the net assets and the business of PHB Group (PHB) for cash consideration and notes payable. Based in St. John’s, Newfoundland, PHB provides architecture and interior design services and offers a full range of pre-design services such as site selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services will complement the Company’s existing buildings engineering, geotechnical engineering, and environmental services presence in Newfoundland.

On May 25, 2012, the Company acquired all the shares and business of ABMB Engineers, Inc. (ABMB) for cash consideration and promissory notes. ABMB is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB will grow the Company’s transportation practice in the US Southeast while providing a new presence for the Company in Mississippi.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Acquisitions in 2011

On February 11, 2011, the Company acquired all the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management.

On May 27, 2011, the Company acquired all the shares and business of the Caltech Group (Caltech) for cash consideration and notes payable. Headquartered in Calgary, Alberta, Caltech provides multidisciplinary engineering, procurement, and construction management services. The addition of Caltech’s services augmented the Company’s existing oil and gas and power business throughout North America. Caltech has experience in the design of utility, electrical asset, and telecom facilities, which includes a range of client planning, engineering, consulting, and development services.

On September 2, 2011, the Company acquired all the shares and business of Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) for cash consideration and promissory notes. Bonestroo is an engineering, planning, and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota. The addition of Bonestroo enhances and augments the Company’s expertise with the firm’s specialty services in infrastructure planning, streets and utilities, water supply, water storage, water distribution, brownfield redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic fields, and sports courts design.

On October 1, 2011, the Company acquired all the shares and business of FSC Architects and Engineers (FSC) for cash consideration and promissory notes. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta. FSC is active in many sectors including airports, education, emergency services, healthcare, residential, and sports and leisure, and, therefore, will primarily augment the Company’s Building practice area unit, with additional services in Transportation and Environment.

On October 28, 2011, the Company acquired all the shares and business of ENTRAN, Inc. for cash consideration and promissory notes. The acquisition of ENTRAN, Inc. augments the Company’s Transportation practice area unit. ENTRAN, Inc. has offices in Lexington, Kentucky; Louisville, Kentucky; Cincinnati, Ohio; Chicago, Illinois; Nashville, Tennessee; and Charleston, West Virginia. ENTRAN, Inc. specializes in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services.

During the first two quarters of 2012, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the Caltech acquisition. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the Bonestroo acquisition in the third quarter of 2012; for the FSC and ENTRAN, Inc. acquisitions in the fourth quarter of 2012; and for the ABMB and PHB acquisitions in the second quarter of 2013.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Cash consideration	11,542	30,658
Notes payable	11,608	31,812

Consideration	23,150	62,470

Assets and liabilities acquired
Cash acquired	1,391	108
Bank indebtedness assumed	-	(3,389)
Non-cash working capital	2,030	16,353
Property and equipment	1,253	4,260
Investments	2	317
Other financial assets	267	8,420
Intangible assets
Client relationships	4,896	1,709
Contract backlog	1,850	7,828
Lease disadvantages	521	(5,975)
Other	905	1,998
Provisions	(586)	(2,948)
Other liabilities	-	(530)
Long-term debt	(887)	(9,060)
Deferred income taxes	464	(238)

Total identifiable net assets at fair value	12,106	18,853
Goodwill arising on acquisitions	11,044	43,617

Consideration	23,150	62,470

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The fair value of trade receivables amounts to $3,925,000 (December 31, 2011 – $24,949,000). The gross amount of trade receivables is $4,008,000 (December 31, 2011 – $26,785,000).

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2012, $16,609,000 (December 31, 2011 – $12,958,000) is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration. As at the reporting date, provisions for claims outstanding from current and prior acquisitions were reassessed and determined to be $7,723,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8). The Company recorded $364,000 of indemnification assets relating to current year acquisitions.

As a result of the PHB and ABMB acquisitions, the Company assumed commitments for operating leases of approximately $1,830,000 with remaining lease terms of five years.

For business combinations that occurred in 2012, the Company estimates that gross revenue earned in 2012, since these acquired entities’ acquisition date, is $1,853,000. For business combinations that occurred in 2011, the Company estimates that gross revenue earned in fiscal year 2011, since these acquired entities’ acquisition

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

date, is $39,958,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2012 had taken place at the beginning of 2012, gross revenue from continuing operations would have been $924,938,000 and the profit from continuing operations for the Company would have been $56,021,000. If the business combinations that occurred in 2011 had taken place at the beginning of 2011, gross revenue from continuing operations for the fiscal year 2011 would have been $1,747,483,000 and the profit from continuing operations for the Company would have been $13,070,000.

In 2012, directly attributable acquisition-related costs of $358,000 (December 31, 2011 – $508,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended June 30 2012 $	For the two quarters ended June 30 2012 $

Cash consideration (net of cash acquired) on 2012 acquisitions	10,151	10,151
Payments on notes payable from previous acquisitions	4,140	29,768

Total net cash paid	14,291	39,919

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2010	90,244
Additions for acquisitions in the period	31,812
Other adjustments	27
Payments	(41,120)
Interest	333
Impact of foreign exchange	1,059

December 31, 2011	82,355

Additions for acquisitions in the period	11,608
Other adjustments	(789)
Payments	(29,768)
Interest	270
Impact of foreign exchange	449

June 30, 2012	64,125

During the first two quarters of 2012, the Company adjusted the notes payable on the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited; the WilsonMiller Inc.; the Burt Hill Inc.; the QuadraTec, Inc.; the Caltech; the Bonestroo; the FSC; the ENTRAN, Inc.; the StreetSmarts; and the Anshen & Allen acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

6.	Cash and Short-Term Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	June 30 2012 $	June 30 2011 $

Cash in bank and on hand	9,019	4,215
Unrestricted investments	2,188	1,451
Cash held in escrow	1,046	-

Cash and short-term deposits	12,253	5,666
Bank indebtedness	(7,129)	(5,421)

Cash and cash equivalents	5,124	245

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the Bonestroo acquisition (note 5), US$1,027,000 was placed in an escrow account to be settled on September 2, 2012, pending the outcome of price adjustment clauses included in the purchase agreement. A corresponding US$1,027,000 obligation was also recorded at acquisition.

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Trade receivables, net of allowance	321,738	302,791
Joint venture trade receivables	2,266	2,061
Holdbacks, current	3,552	2,797
Other	6,036	3,020

Trade and other receivables	333,592	310,669

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Balance, beginning of the period	12,222	8,033
Provision for doubtful accounts	3,242	9,627
Deductions	(1,256)	(5,986)
Impact of foreign exchange	25	548

Balance, end of the period	14,233	12,222

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1-30 $	31-60 $	61-90 $	91-120 $	120+ $

June 30, 2012	335,971	190,612	72,138	26,714	22,425	24,082

December 31, 2011	315,013	171,036	74,299	26,673	15,880	27,125

8.	Other Financial Assets

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Investments held for self-insured liabilities	59,848	55,009
Investments	2,391	4,828
Holdbacks on long-term contracts	5,401	6,637
Indemnifications	1,686	2,329
Future sublease revenue	6,376	6,893
Other	604	522

	76,306	76,218
Less current portion	16,568	14,612

Long-term portion	59,738	61,606

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) being recorded in other comprehensive income.

The fair value of the bonds at June 30, 2012, was $40,710,000 (December 31, 2011 – $38,280,000), and the fair value of the equities was $19,138,000 (December 31, 2011 – $16,729,000). The amortized cost of the bonds at June 30, 2012, was $40,115,000 (December 31, 2011 – $37,642,000) and the cost of the equities was $18,263,000 (December 31, 2011 – $16,451,000). The bonds bear interest at rates ranging from 0.38% to 5.50% per annum (December 31, 2011 – 0.38% to 5.50%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Within one year	11,357	10,085
After one year but less than five years	29,353	28,195

Total	40,710	38,280

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a provision. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company’s indemnifications relate to certain legal claims (note 11). During 2012, the Company decreased provisions and indemnification assets relating to prior acquisitions by $661,000 due to new information obtained in the period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

9.	Other Assets

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Assets held for sale	1,527	2,551
Transaction costs on long-term debt	2,198	2,278
Licensing fees paid in advance	4,800	-

	8,525	4,829
Less current portion	4,455	3,172

Long-term portion	4,070	1,657

The Company is in the process of selling certain buildings and land. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 12 months of the date of classification as held for sale. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose, are no longer depreciated, and are classified as a current asset.

During the second quarter, the Company sold a building classified as held for sale with a net gain on sale of $55,000, which was recorded in administrative and marketing expenses in the consolidated statements of income.

10.	Long-Term Debt

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Non-interest-bearing note payable	224	214
Other notes payable	64,747	83,162
Bank loan	99,615	83,476
Senior secured notes	124,099	124,000
Finance lease obligations	2,335	5,342

	291,020	296,194
Less current portion	34,912	59,593

Long-term portion	256,108	236,601

Other notes payable

The weighted average rate of interest on the other notes payable is 2.42% (December 31, 2011 – 3.18%). The notes may be supported by promissory notes and are due at various times from 2012 to 2015. The aggregate maturity value of the notes is $65,318,000 (December 31, 2011 – $84,003,000). At June 30, 2012, $48,698,000 (US$47,832,000) (December 31, 2011 – $39,880,000 (US$39,213,000)) of the notes’ carrying amount was payable in US funds. The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at June 30, 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Bank loan

During the second quarter, the Company reached an agreement to extend the maturity date of its $350 million revolving credit facility to August 31, 2016. This facility also allows the Company access to additional funds under the same terms and conditions on approval from its lenders. During the second quarter, the limit to these additional funds was increased from $75 million to $150 million. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. At June 30, 2012, $34,615,000 of the bank loan was payable in US funds (US$34,000,000), and $65,000,000 was payable in Canadian funds. At December 31, 2011, $28,476,000 of the bank loan was payable in US funds (US$28,000,000), and $55,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 16). The average interest rate applicable at June 30, 2012, was 2.39% (December 31, 2011 – 2.65%) (note 17).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At June 30, 2012, the Company had issued and outstanding letters of credit, expiring at various dates before July 2013, totaling $4,639,000 (December 31, 2011 – $4,661,000) payable in Canadian funds; $1,320,000 (US$1,296,000) (December 31, 2011 – $1,369,000 (US$1,346,000)) payable in US funds; and $253,000 (December 31, 2011 – $1,044,000) payable in Qatari rial and Dirham funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2012, $237,044,000 (December 31, 2011 – $259,532,000) was available in the revolving credit facility for future activities.

At June 30, 2012, and December 31, 2011, no additional letters of credit assumed from acquisitions were outstanding. The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At June 30, 2012, $11,810,000 (US$11,600,000) (December 31, 2011 – $11,334,000 (US$11,145,000)) in bonds had been issued under this surety facility.

During the fourth quarter of 2011, the Company amended its $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows the Company to access an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At June 30, 2012, $563,000 (CLP277,712,000) (December 31, 2011 – $366,000 (CLP187,080,000)), payable in Chilean pesos funds; $881,000 (QAR3,118,000) payable in Qatari rial funds; and $58,000 payable in Dirham and Omani rial funds had been issued under this bid bond facility.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes (note 17). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 16). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. At June 30, 2012, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 2.17% to 7.85% (December 31, 2011 – 3.02% to 9.60%). These finance leases expire at various dates before October 2016.

11.	Provisions

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Provision for self-insured liabilities	39,200	36,662
Lease exit liabilities and onerous contracts	9,287	10,233
Provisions for claims	8,815	11,554

	57,302	58,449
Less current portion	15,626	16,373

Long-term portion	41,676	42,076

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims. Due to the nature of this provision, the timing of outflows is uncertain. At June 30, 2012, the long-term portion was $37,356,000 (December 31, 2011 – $34,189,000).

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Provision, beginning of the period	36,662	33,372
Current-period provision	4,940	9,348
Payment for claims settlement	(2,462)	(6,750)
Impact of foreign exchange	60	692

Provision, end of the period	39,200	36,662

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Liability, beginning of the period	10,233	11,758
Current-period provision	1,589	3,243
Resulting from acquisitions	222	909
Costs paid or otherwise settled	(2,758)	(5,876)
Impact of foreign exchange	1	199

Liability, end of the period	9,287	10,233

Payments for lease exit liabilities and onerous contracts will occur until July 2017.

Provisions for claims

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Due to the legal nature of this provision, the timing of outflows is uncertain. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Provision, beginning of the period	11,554	11,310
Current-period provision	436	2,115
Claims from acquisitions	364	2,039
Claims paid or otherwise settled	(3,553)	(4,052)
Impact of foreign exchange	14	142

Provision, end of the period	8,815	11,554

12.	Other Financial Liabilities

(In thousands of Canadian dollars)	Notes	June 30 2012 $	December 31 2011 $

Interest accrued on other notes payable	10	2,012	5,193
Other		2,173	2,106

		4,185	7,299
Less current portion		1,670	5,042

Long-term portion		2,515	2,257

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

13.	Other Liabilities

(In thousands of Canadian dollars)	Notes	June 30 2012 $	December 31 2011 $

Deferred gain on sale leaseback		3,786	4,004
Lease inducement benefits		29,352	27,258
Lease disadvantages		3,893	4,951
Deferred share units payable	14	4,470	3,712
Restricted share units payable	14	1,753	904
Liability for uncertain tax positions		1,697	1,570

		44,951	42,399
Less current portion		6,143	5,208

Long-term portion		38,808	37,191

14.	Share Capital

Authorized

Unlimited       Common shares, with no par value

Unlimited       Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the second quarter of 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid. During the second quarter of 2011, 60,000 common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,666,000. Of this amount, $296,000 and $19,000 reduced the share capital and contributed surplus accounts, respectively, with $1,351,000 being charged to retained earnings.

During the first two quarters of 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid. During the first two quarters of 2011, 125,000 common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $3,489,000. Of this amount, $616,000 and $38,000 reduced the share capital and contributed surplus accounts, respectively, with $2,835,000 being charged to retained earnings.

During the second quarter of 2012, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 1,372,282 common shares during the period of June 1, 2012 to May 31, 2013.

During the second quarter of 2012, the Company recognized a share-based compensation expense of $574,000 (June 30, 2011 – $1,333,000) in administrative and marketing expenses. Of the amount expensed, $746,000 (June 30, 2011 – $764,000) related to the fair value of options granted, and a reduction of $172,000 (June 30, 2011 – increase of $569,000) related to cash-settled share-based compensation.

During the first two quarters of 2012, the Company recognized a share-based compensation expense of $2,504,000 (June 30, 2011 – $2,776,000) in administrative and marketing expenses. Of the amount expensed, $1,308,000 (June 30, 2011 – $1,313,000) related to the fair value of options granted, and $1,196,000 (June 30, 2011 – $1,463,000) related to cash-settled share-based compensation.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

During the second quarter of 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300,000,000 in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. This shelf prospectus expired in the second quarter of 2012 and no common shares were issued pursuant to the prospectus.

Share options

The Company has granted share options to officers and employees to purchase 1,715,800 shares at prices between $20.37 and $30.61 per share. These options expire on dates between August 18, 2013, and February 28, 2019.

		June 30 2012		June 30 2011
	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,578,300	26.64	1,480,831	24.31
Granted	375,500	29.75	410,000	28.65
Exercised	(227,666)	17.76	(48,532)	14.97
Forfeited	(7,834)	29.28	(1,668)	29.40
Cancelled	(2,500)	29.40	(12,998)	27.79
Share options, end of the period	1,715,800	28.48	1,827,633	25.50

At June 30, 2012, 1,091,413 (June 30, 2011 – 1,273,367) share options were exercisable at a weighted average price of $28.01.

At June 30, 2012, 1,128,500 (June 30, 2011 – 1,255,000) share options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. Dividends on common shares are recognized in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s board of directors.

On February 15, 2012, the Company announced the approval of a dividend policy. The Company declared its first quarterly dividend of $0.15 per share, which was paid on April 17, 2012, to shareholders on record on March 30, 2012.

On May 9, 2012, the Company declared a quarterly dividend of $0.15 per share, payable on July 19, 2012, to shareholders of record on June 29, 2012. As at June 30, 2012, trade and other payables includes $6,863,000 related to the dividend payable on common shares.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash, and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the units outstanding on the record date. During the quarter, 10,190 deferred share units were issued (June 30, 2011 – 9,621). As at June 30, 2012, 157,472 units were outstanding at the carrying amount of $4,470,000 (June 30, 2011 – 116,606 units at the carrying amount of $3,231,000). As at June 30, 2012, the total intrinsic value of deferred share units was equal to the carrying amount.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually, which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the units outstanding on the record of date. During the quarter, 330 restricted share units were issued (June 30, 2011 – nil). As at June 30, 2012, 61,767 units were outstanding at the carrying amount of $1,753,000 (June 30, 2011 – 33,311 units at the carrying amount of $923,000). As at June 30, 2012, the total intrinsic value of the restricted share units was equal to the carrying amount.

15.	Financial Instruments

All financial instruments carried at fair value are categorized in three categories, defined as follows:

•	Level 1 - Quoted market prices

•	Level 2 - Valuation techniques (market observable)

•	Level 3 - Valuation techniques (non-market observable)

At June 30, 2012, and December 31, 2011, investments held for self-insured liabilities were the only financial assets measured at fair value on a recurring basis. The carrying amount of these assets was $59,848,000 (December 31, 2011 – $55,009,000), and their fair value hierarchy was level 1. Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and short-term deposits, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $419,862,000 as at June 30, 2012 (December 31, 2011 – $420,147,000).

The Company limits its exposure to credit risk by placing its cash and short-term deposits in high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

The Company mitigates the risk associated with trade receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At June 30, 2012, there were 66 days (December 31, 2011 – 64 days) of revenue in trade receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at June 30, 2012, was $237,044,000 (December 31, 2011 – $259,532,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 16).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2011
Trade and other payables	191,859	191,859	-	-
Long-term debt	298,848	59,979	112,931	125,938
Other financial liabilities	7,188	5,042	595	1,551

Total contractual obligations	497,895	256,880	113,526	127,489

June 30, 2012
Trade and other payables	188,175	188,175	-	-
Long-term debt	292,480	35,116	101,905	155,459
Other financial liabilities	4,185	1,670	787	1,728

Total contractual obligations	484,840	224,961	102,692	157,187

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 10.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at June 30, 2012, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $91,000 for the quarter and by $182,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at June 30, 2012, with all other variables held constant, net income would have increased or decreased by approximately $16,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

16.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth, and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5

•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The target for ROE remained unchanged from 2011. The net debt to EBITDA ratio is new for 2012. This target replaces the 2011 target of net debt to equity ratio below 0.5 since the new target is more relevant in monitoring the Company’s future capital structure and corresponds to a covenant in the revolving credit facility and senior secured notes.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. The Company’s net debt to EBITDA ratio was 1.40 at June 30, 2012, calculated on a trailing four quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

equity over each of these quarters. The Company’s ROE was 2.9% for the period ended June 30, 2012 (December 31, 2011 – 1.9%). The Company’s ROE was below target because of the $90.0 million goodwill impairment charge recorded in the fourth quarter of 2011.

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the six months ended June 30, 2012.

17.	Net Interest Expense

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Interest on other notes payable	382	624	746	1,185
Interest on bank loan	812	1,869	1,516	3,701
Interest on senior secured notes	1,412	464	2,820	464
Interest on finance leases	47	63	88	133
Other	113	(138)	197	319

Total interest expense	2,766	2,882	5,367	5,802

Interest income on available-for-sale investment debt securities	(280)	(293)	(559)	(577)
Other	(45)	167	(154)	(252)

Total interest income	(325)	(126)	(713)	(829)

Net interest expense	2,441	2,756	4,654	4,973

18.	Employee Costs

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Wages, salaries, and benefits	262,287	209,573	509,896	428,134
Pension costs	6,721	5,438	13,756	11,821
Share-based compensation	574	1,333	2,504	2,776

Total employee costs	269,582	216,344	526,156	442,731

Direct labor	181,216	153,675	350,375	302,569
Indirect labor	88,366	62,669	175,781	140,162

Total employee costs	269,582	216,344	526,156	442,731

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and labor costs and related

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

19.	Cash Flows From (Used in) Operating Activities

Cash flows from (used in) operating activities determined by the indirect method are as follows:

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	30,780	25,706	55,680	49,534
Add (deduct) items not affecting cash:
Depreciation of property and equipment	6,728	6,881	13,176	13,348
Amortization of intangible assets	4,915	4,647	9,586	9,331
Deferred income tax	1,286	820	1,278	1,288
Loss on dispositions of investments and other assets	498	51	802	655
Share-based compensation expense	574	1,333	2,504	2,776
Provision for self-insured liability and claims	2,458	2,728	5,376	6,553
Other non-cash items	(542)	(3,195)	(1,544)	(7,117)
Share of income from equity investments	(515)	(161)	(805)	(348)

	46,182	38,810	86,053	76,020

Trade and other receivables	(11,983)	(8,343)	(18,006)	(5,169)
Unbilled revenue	(19,000)	(20,545)	(37,034)	(31,580)
Prepaid expenses	883	1,770	2,713	241
Trade and other payables	7,535	2,993	(16,041)	(28,518)
Billings in excess of costs	(808)	(9,427)	(7)	(13,896)
Income taxes payable	1,434	(2,123)	4,535	(7,383)

	(21,939)	(35,675)	(63,840)	(86,305)

Cash flows from (used in) operating activities	24,243	3,135	22,213	(10,285)

20.	Related-Party Disclosures

Subsidiaries and special purpose entities

As at June 30, 2012, the Company has subsidiaries and special purpose entities that are consolidated in the Company’s financial statements. A list of these subsidiaries and special purpose entities is provided in the Company’s December 31, 2011, annual consolidated financial statements. During the first two quarters of 2012, the BVE Development, LLC; SEA, Incorporated; and WM Aviation, LLC subsidiaries were dissolved and a new subsidiary was established – Stantec do Brasil Engenharia e Consultoria Ltda., which is incorporated in Brazil. In addition, the Burt Hill Architects and Engineers, P.C. and Burt Hill International, LLC special purpose entities were dissolved and the Company changed the name of Anshen & Allen Associates Limited to Stantec Limited.

Associated companies and joint ventures

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services, and during the quarter, these transactions were entered into in

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

the normal course of business and on an arm’s-length basis. A listing of the joint ventures in which the Company is a venturer and a listing of the Company’s investments in associates is provided in the Company’s December 31, 2011, annual consolidated financial statements. During the first two quarters of 2012, the Company finalized an agreement to be a 50% venturer in the Stantec/Systra JV. In addition, as a result of the ABMB acquisition (note 5), the Company acquired a joint venture interest in ABMB - HNTB Joint Venture, LLC (50%), Baton Rouge Inspection Coalition, LLC (25%), HNTB - ABMB Joint Venture, LLC (50%), and URS - ABMB Joint Venture, LLC (50%).

Compensation of key management personnel and directors of the Company

	For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Salaries and other short-term employment benefits	2,418	2,436	4,443	4,366
Directors’ fees	78	72	147	135
Share-based compensation	(74)	645	1,347	1,612

Total compensation	2,422	3,153	5,937	6,113

The Company’s key management personnel include its chief executive officer, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			June 30 2012	June 30 2011
Issue Date	Expiry Date	Exercise Price $	Outstanding #	Outstanding #

January 3, 2003	January 3, 2012	10.80	-	30,000
January 3, 2003	January 3, 2013	12.17	-	60,000
January 3, 2003	January 3, 2013	13.55	-	60,000
December 14, 2004	December 14, 2011	12.25	-	8,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			27,500	185,500

21.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

The Company has three operating segments: Canada, the United States, and International, which are aggregated into the consulting services reportable segment.

Geographic information

	Non-Current Assets
(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

Canada	355,690	350,551
United States	343,315	335,213
International	2,749	3,164

	701,754	688,928

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

Geographic information

	Gross Revenue
	For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Canada	266,935	232,709	511,574	458,650
United States	190,482	165,342	368,016	332,650
International	18,826	14,296	35,704	29,703

	476,243	412,347	915,294	821,003

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information

	Gross Revenue
	For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars)	2012 $	2011 $	2012 $	2011 $

Buildings	110,453	106,709	220,394	218,621
Environment	158,622	148,733	301,026	290,827
Industrial	92,252	67,235	181,316	137,239
Transportation	56,653	46,513	106,563	92,996
Urban Land	58,263	43,157	105,995	81,320

	476,243	412,347	915,294	821,003

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between the Company’s Buildings, Industrial, Transportation, and Urban Land practice area units.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

22.	Event After the Reporting Period

On August 2, 2012, the Company declared a dividend of $0.15 per share, payable on October 18, 2012, to shareholders of record on September 28, 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

STANTEC INC. (UNAUDITED)

SHAREHOLDER INFORMATION

HEAD OFFICE	TRANSFER AGENT	PRINCIPAL BANK
200, 10160 – 112 Street	Computershare | Calgary, Alberta	Canadian Imperial Bank of Commerce
Edmonton AB T5K 2L6
Canada	AUDITORS	SECURITIES EXCHANGE LISTING
Ph: (780) 917-7000	Ernst & Young LLP	Stantec shares are listed on the Toronto
Fx: (780) 917-7330	Chartered Accountants	Stock Exchange and New York Stock
ir@stantec.com	Edmonton, Alberta	Exchange under the symbol STN.

Stantec

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-1383
© 1996 Forest Stewardship Council